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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Sangamo Biosciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
800677106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No.	800677106

1	NAMES OF REPORTING PERSONS: Stephens Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arkansas, USA

	5	SOLE VOTING POWER:

NUMBER OF		912,165

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		912,165

WITH:	8	SHARED DISPOSITIVE POWER:

		9,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	921,165

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13G

CUSIP No.	800677106

1	NAMES OF REPORTING PERSONS: Stephens-Sangamo Biosciences, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Arkansas, USA

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13G

CUSIP No.	800677106

1	NAMES OF REPORTING PERSONS: Warren Stephens

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arkansas, USA

	5	SOLE VOTING POWER:

NUMBER OF		132,606

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		962,207

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		132,606

WITH:	8	SHARED DISPOSITIVE POWER:

		962,207

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,094,813*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*Includes shares reported as beneficially owned by Stephens Group, Inc.

CUSIP NO. 800677106

Item 1.
	(a)	Name of Issuer:	Sangamo Biosciences, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
501 Canal Boulevard, Suite A100
Richmond, CA 94804

Item 2.

	(a)	Name of Person Filing:	Stephens Group, Inc.
Stephens-Sangamo Biosciences, LLC
Warren Stephens

	(b)	Address of Principal Business Office or, if none, Residence
111 Center Street
Little Rock, Arkansas 72201

	(c)	Citizenship:	Arkansas, USA

	(d)	Title of Class of Securities:	Common Stock

	(e)	CUSIP Number: 800677106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: NA

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,094,813

(b)	Percent of class:	4.3%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	132,606
	(ii) Shared power to vote or to direct the vote:	962,207
	(iii) Sole power to dispose or to direct the disposition of:	132,606
	(iv) Shared power to dispose or to direct the disposition of:	962,207

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     The number of shares of Sangamo Biosciences, Inc. common stock reported as beneficially owned by Stephens Group, Inc. and Warren Stephens includes shares owned by Stephens Inc., the second tier subsidiary of Stephens Group, Inc., in discretionary accounts for clients, and the number of shares reported as beneficially owned by Warren Stephens also includes shares owned by certain other entities affiliated with Warren Stephens.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

Date

Warren A. Stephens
Stephens Group, Inc. and
Stephens-Sangamo Biosciences, LLC

By:	/s/ Warren A. Stephens

Warren A. Stephens, individually, and as
President of Stephens Group, Inc.,
on its own behalf and as sole manager of
Stephens-Sangamo Biosciences, LLC